                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                    JPE, INC.
                 (d/b/a ASCET INC and ASC Exterior Technologies)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466230109
                                 (CUSIP Number)

                         Karen A. Radtke (248) 723-5531
                         30400 Telegraph Road, Suite 401
                             Bingham Farms, MI 48025
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                December 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1; (b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. ###-##-####             13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    ASC Holdings LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,441,420
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,441,420
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,441,420
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO(Limited Liability Company)
--------------------------------------------------------------------------------

CUSIP NO.                         13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Heinz C. Prechter
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    9,441,420
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,441,420
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,441,420
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  ###-##-####            13D                        PAGE    OF    PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Kojaian Holdings LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00 (Limited Liability Company)
--------------------------------------------------------------------------------

CUSIP NO.                     13D                        PAGE    OF    PAGES
         ---------------------                                --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Mike Kojaian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO.                         13D                        PAGE    OF    PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    C. Michael Kojaian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of JPE, Inc., a Michigan corporation (d/b/a/ ASCET INC and ASC Exterior Technologies) (the "Company"). The principal executive officers of the Company are David L. Treadwell, Chairman; Joseph E. Blake, Vice-President and Chief Financial Officer; and Karen A. Radtke, Secretary and Treasurer. The address of the Company and the principal executive officers is 30400 Telegraph Road, Suite 401, Bingham Farms, Michigan 48025.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian (the "Reporting Persons"). The address of ASC Holdings LLC and Heinz C. Prechter is One Heritage Place, Suite 400, Southgate, Michigan 48195; and the address of Kojaian Holdings LLC, Mike Kojaian and C. Michael Kojaian is 1400 North Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.

         The principal occupations of the Reporting Persons are as follows: Mike Kojaian is the President and C. Michael Kojaian is the Executive Vice President, Secretary and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate; Heinz C. Prechter is the Chairman and founder of ASC Incorporated, which is a long time supplier of specialty vehicles and open air systems to the global automotive market; and each of ASC Holdings LLC and Kojaian Holdings LLC are holding companies (ASC Holdings LLC owns Common Stock and First Series Preferred Shares of the Company (as more particularly described in Item 3)). The address of the principal executive offices of Kojaian Management Corporation is 1400 North Woodward Ave, Suite 250, Bloomfield Hills, Michigan 48304; the address of the principal executive offices of ASC Incorporated is One Heritage Place, Suite 400, Southgate, Michigan 48195; and the address of the principal executive offices of the Company is 30400 Telegraph Road, Suite 401, Bingham Farms, MI 48025.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

         Heinz C. Prechter, Mike Kojaian and C. Michael Kojaian are each citizens of the United States of America. Each of ASC Holdings LLC and Kojaian Holdings LLC is a Michigan limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ASC Holdings LLC purchased from Kojaian Holdings LLC 4,720,710 shares of Common Stock ("Common Shares") and 780,000 First Series Preferred Shares of the Company (each First Series Preferred Share generally possessing rights and privileges equal to 50 Common Shares) for an aggregate purchase price of $9,200,000. The funds from ASC Holdings LLC originated from personal accounts of Heinz C. Prechter.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Shares described in Item 3 were acquired by ASC Holdings LLC for investment purposes. The Reporting Persons may from time to time acquire additional securities of the Company through open market or privately negotiated transactions depending on market conditions and other considerations that the Reporting Persons deem relevant. Heinz C. Prechter, Mike Kojaian and C. Michael Kojaian were elected to serve as directors of the Company on May 27, 1999. David
L. Treadwell, President and Chief Executive Officer of ASC Holdings LLC, was elected Chairman of the Company and of the Board of Directors of the Company on May 27, 1999.

         Except as described below, no Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Company by any person, (vii) causing the Common Stock to be ceased to be authorized to be quoted on the OTC Bulletin Board, (viii) causing any of the Company's equity securities currently registered to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

         ASC Holdings LLC and Heinz C. Prechter are currently investigating strategic alternatives to increase shareholder value, including potential mergers, joint ventures, sales, divestitures and similar transactions involving each of the subsidiaries of the Company as well as potential acquisitions of other businesses.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to an Investment Agreement (the "Investment Agreement") dated April 26, 1999 between ASC Holdings LLC, Kojaian Holdings LLC and the Company, on May 27, 1999, ASC Holdings LLC and Kojaian Holdings LLC each purchased 4,720,700 Common Shares and 780,000 First Series Preferred Shares of the Company. Each of Mike Kojaian and C. Michael Kojaian are 50% owners of Kojaian Holdings LLC, and Heinz C. Prechter is the 100% owner of ASC Holdings LLC. In addition, ASC Holdings LLC and Kojaian Holdings LLC were parties to a Shareholders Agreement dated as of May 27, 1999 (the "Shareholders Agreement"). Pursuant to the terms of a letter agreement (the "Letter Agreement") dated August 30, 1999 regarding the purchase of JPE, Inc. Capital Stock among ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian, Heinz C. Prechter agreed to purchase (through ASC Holdings LLC or otherwise) 4,720,710 Common Shares and 976,176,095 First Series Preferred Shares from Kojaian Holdings LLC for $9,200,000. The Agreement was subject to the conditions precedent of (i) obtaining the consent of Comerica Bank, the Company's lender, and (ii) the termination of the applicable waiting period under the Hart-Scott-Rodino Act. On December 30, 1999, the last of the conditions precedent was fulfilled, and on such date the Letter Agreement was consummated. Upon consummation of the Letter Agreement, ASC Holdings LLC directly and Heinz C. Prechter, indirectly through ASC Holdings LLC, owned a total of 9,441,420 Common Shares and 1,952,352.19 First Series Preferred Shares; and Kojaian Holdings LLC, Mike Kojaian and C. Michael Kojaian owned no Common Shares or First Series Preferred Shares of the Company. The purchase price was paid from personal funds of Heinz C. Prechter. In addition, the Shareholders Agreement which included provisions addressing, among other things, the nomination, election, and voting of members to the Board of Directors, had been terminated upon the execution of the Letter Agreement. Thus, the number of Common Shares and percentage of common stock of the Company beneficially owned by each Reporting Person as of December 30, 1999 and currently are as follows:


                                                     NUMBER            PERCENT(1)
                                                     ------            ----------
ASC Holdings LLC                                     9,441,420         67.2%
Heinz C. Prechter                                    9,441,420         67.2%
Kojaian Holdings LLC                                         0            0%
Mike Kojaian                                                 0            0%
C. Michael Kojaian                                           0            0%


(1) Based on information obtained from the Company as of February 11, 2000.

         In addition, the number and percentage of First Series Preferred Shares beneficially owned by each Reporting Person as of December 30, 1999 and currently are as follows:


                                                     NUMBER            PERCENT(2)
                                                     ------            ----------
ASC Holdings LLC                                     1,952,352.19      98.6%
Heinz C. Prechter                                    1,952,352.19      98.6%
Kojaian Holdings LLC                                            0         0%
Mike Kojaian                                                    0         0%
C. Michael Kojaian                                              0         0%


(2) Based on information obtained from the Company as of February 11, 2000, and does not include 422,601.437 warrants to purchase First Series Preferred Shares (each warrant granting the holder a right to purchase one First Series Preferred Share) that were (or shall be) issued pursuant to the Investment Agreement as such warrants are not exercisable within the next 60 days (as more fully described in Item 6).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Letter Agreement, ASC Holdings LLC purchased the Common Shares and First Series Preferred Shares referred to in Item 3, from Kojaian Holdings LLC for the amount set forth in Item 3. In addition, the Investment Agreement provides that common shareholders of the Company (other than ASC Holdings LLC and Kojaian Holdings LLC) on the record date of June 11, 1999 shall receive a dividend of warrants (the "Shareholder Warrants") to purchase .075 First Series Preferred Shares for each share of Common Stock held by the holder, at an exercise price of $9.99 per First Series Preferred Share, subject to certain pricing adjustments based on the Final Actual EBITDA (as defined in the Investment Agreement) for the two year period ending May 27, 2001 and the costs of certain environmental remediation (all as more fully described in Section 3 of the Investment Agreement, which is incorporated by reference). The Shareholder Warrants are only exercisable for the ninety (90) day period beginning on the date on which the Company provides the holders thereof notice of the Final Actual EBITDA after the JPE Determination (as defined in the Investment Agreement). In addition, the prior lenders of the Company (the "Bank Group") also received a total of 77,437.937 warrants (with the same terms and conditions as the Shareholder Warrants), in exchange for a Bank Discharge (as defined in the Investment Agreement) of approximately $16.4 million. The Bank Group also purchased an aggregate of 20,650.115 First Series Preferred Shares in exchange for a reduction of $1,000 of the outstanding indebtedness of the Company.

         As described in Item 5, ASC Holdings LLC and Kojaian Holdings LLC had been parties to a Shareholders Agreement dated as of May 27, 1999 (the "Shareholders Agreement") which was terminated upon execution of the Letter Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this statement:

     1. Investment Agreement dated April 28, 1999 among JPE, Inc., ASC Holdings LLC and Kojaian Holdings LLC.

     2. Letter Agreement dated August 30, 1999 regarding the purchase of JPE, Inc. Capital Stock among ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian.

     3. Joint Statement Agreement.


                                    SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000                       /s/ David L. Treadwell
                                            ------------------------------
                                            ASC Holdings LLC
                                                By:  David L. Treadwell,
                                                Its: President and
                                                     Chief Executive Officer

Dated:  March 7, 2000                       /s/ Heinz C. Prechter
                                            ------------------------------
                                            Heinz C. Prechter

Dated:  March 7, 2000                       /s/ C. Michael Kojaian
                                            ------------------------------
                                            Kojaian Holdings LLC
                                                By:  C. Michael Kojaian,
                                                Its: President and
                                                     Chief Executive Officer

Dated:  March 7, 2000                       /s/ Mike Kojaian
                                            ------------------------------
                                            Mike Kojaian

Dated:  March 7, 2000                       /s/ C. Michael Kojaian
                                            ------------------------------
                                            C. Michael Kojaian

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this statement:

     1. Investment Agreement dated April 28, 1999 among JPE, Inc., ASC Holdings LLC and Kojaian Holdings LLC (incorporated by reference to Exhibit
99.1 to Schedule 13D, Amendment No. 1, regarding JPE, Inc, filed June 7, 1999 by ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian.

     2. Letter Agreement dated August 30, 1999 regarding the purchase of JPE, Inc. Capital Stock among ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian (incorporated by reference to
Exhibit 10.1 to Form 8-K of JPE, Inc. filed January 11, 2000).

     3. Joint Statement Agreement.


                                    SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000                       /s/ David L. Treadwell
                                            ------------------------------
                                            ASC Holdings LLC
                                                By:  David L. Treadwell,
                                                Its: President and
                                                     Chief Executive Officer

Dated:  March 7, 2000                       /s/ Heinz C. Prechter
                                            ------------------------------
                                            Heinz C. Prechter

Dated:  March 7, 2000                       /s/ Kojaian Holdings LLC
                                            ------------------------------
                                            Kojaian Holdings LLC
                                                By:  C. Michael Kojaian,
                                                Its: President and
                                                     Chief Executive Officer

Dated:  March 7, 2000                       /s/ Mike Kojaian
                                            ------------------------------
                                            Mike Kojaian

Dated:  March 7, 2000                       /s/ C. Michael Kojaian
                                            ------------------------------
                                            C. Michael Kojaian

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                                            DESCRIPTION
-----------                                            -----------
    3                                                  Joint Statement Agreement